April 10, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Openwave Systems Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed September 6, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 7, 2011
File No. 001-16073

Ladies and Gentlemen:

Openwave Systems Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated March 29, 2012 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2011 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed in voicemail exchanges on April 9-10, 2012, between Rick Kline, the Company’s outside counsel at Goodwin Procter LLP and Gabriel Eckstein of the Staff, the Company respectfully requests until April 20, 2012 to respond to the Comment Letter. Mr. Eckstein requested that the Company file this letter confirming the request for an extension with the Commission via EDGAR to the extent the Company required an extension. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than April 20, 2012. Should you have any questions regarding the request made herein, please do not hesitate to contact me at (650) 480-4924. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Anne K. Brennan
Anne K. Brennan
Chief Financial Officer

cc:	Elizabeth K. Rushforth – Vice President and General Counsel
Richard A. Kline – Goodwin Procter LLP